

myRacehorse
(https://myracehorse.dalmoredirect.com/)

VEKOMA FILLY
Headed to Belmont Stakes winning trainer, Jena Antonucci

$81

INVEST
(HTTPS://MYRACEHORSE.COM/APP/OFFERING/24876)

DALMORE

Offering Memorandum

"

This filly has a
REMARKABLE MIND
AND THE
ATHLETICISM
TO MATCH

- JENA ANTONUCCI
TRAINER





Filly
FOALED 3/14/2022



Trainer
JENA ANTONUCCI



Kentucky
RACING CIRCUIT

MyRacehorse and Jena Antonucci team up for Rylee's Song '22, a two-year-old daughter of first-year sire and multiple graded stakes winner Vekoma.

READ FULL OVERVIEW HERE

MyRacehorse has added Jena Antonucci to its roster of trainers with a Vekoma filly purchased at the 2024 OBS March Sale. Antonucci should need little introduction, as she took the racing world by storm in 2023 as the charismatic conditioner of champion 3-year-old Arcangelo. The son of Arrogate was just a $35,000 yearling purchase, but made the grade in last year's G3 Peter Pan S. before taking the G1 Belmont S., making Antonucci the first female trainer to win a Triple Crown race. Arcangelo and Antonucci followed up with another history-making victory in the G1 Travers S. at Saratoga, with Antonucci becoming just the second female to win the prestigious "Midsummer Derby."

Antonucci teamed up with the MyRacehorse bloodstock team at OBS March to find another value-oriented prospect and landed on Rylee's Song '22.

The chestnut turned in a :10 flat (https://obscatalog.com/2024/135/609.mp4) breeze (out in :10 4/5 and :23 4/5) while displaying a quick and efficient action and plenty of racy-ness. Back at the barn, she appeared to be a balanced, straightforward filly with a particularly strong hind leg. She looks to be built for speed and seems to be one who could come to hand early.

The Mar. 14 foal hails from the first crop of the brilliant Vekoma and bears a notable resemblance to him. Interestingly, Cesar Loya–who purchased as a yearling, trained and consigned Rylee's Song '22–had previously worked for the horseman who picked out and started Vekoma. Loya knows Vekoma just about as well as anybody and says he saw so much of that superstar in this filly.

Vekoma, by emerging sire of sires Candy Ride (Arg) (Gun Runner, Twirling Candy, etc.), annexed the historic G3 Nashua S. at two, the G2 Blue Grass at three along the Triple Crown trail, and turned in huge wins in the G1 Carter H. and sire-making G1 Met Mile at four. His Beyer Speed Figure top was a gaudy 110. His first 2-year-olds have breezed and sold well this juvenile sales season. Through Fasig-Tipton Midlantic May, he has had 11 progeny fetch $200,000 or better, topped by an $800,000 colt.

Rylee's Song, meanwhile, is by excellent broodmare sire Unbridled's Song–also the grandsire of Arcangelo–who has no fewer than 32 Grade 1/Group 1 winners to his credit as a damsire. Among that group are two runners from the Candy Ride stallion line. Rylee's Song herself is a half-sister to a Grade 1 winner by Candy Ride in the hard-knocking King's Bishop winner Capt. Candyman Can.

After a standard post-sale respite with Antonucci at GoldMark Farm in Ocala, Florida, Rylee's Song '22 has joined the same training program that developed Arcangelo. Antonucci will have strings in Kentucky, New York and Florida this year, and the filly will be routed to where the team determines she'll fit best once she's gotten further along.

Expected on track: Late Summer 2024



SEE FULL PEDIGREE HERE

(HTTPS://CDNB-MEDIA.MYRACEHORSE.COM/BLOG/APPLICATION/609_1715781969195.PDF)

MEDIA

FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$81	**$364,500**	**90%**	**0.02%**


$21.00
$1.82
$12.15
$10.13
$35.90

ASSET COST –

Includes the initial purchase price of the horse plus any sales and the associated bloodstock fee. Series Rylee's Song 22 owns 90% of the underlying asset, which was purchased at auction for $100,00.00, plus a 5% bloodstock fee. Series Rylee's Song 22 consists of 4,500 shares.

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

The target raise for this offering is $91,125 and the maximum raise is $364,500. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $364,500

Funds Raised

$81

OFFERED BY DALMORE

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